1-31-02
02020519

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

RECEIVED
FEB 28 2002

Report of Foreign Issuer

Pursuant to Rule l3a-16 of
the Securities Exchange Act of 1934

For the month of January, 2002
Commission File Number 1-8819

BT Group public limited company

BT Centre
81 Newgate Street
London
EC1A 7AJ
England

(Name of registrant and address of principal executive offices)

Enclosures: three company announcements made on January 18, 2002.

- Appointment of non-executive director - Baroness Margaret Ann Jay
- Appointment of non-executive director - John Frederick Nelson
- Appointment of non-executive director - Carl George Symon

PROCESSED
MAR 13 2002
THOMSON
FINANCIAL

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group
public limited company

Date: January 18, 2002 By:

ALAN G SCOTT
Authorized Representative

Appointment of Non-Executive Director

Baroness Margaret Ann Jay was appointed to the Board of Directors of BT Group plc on 14 January 2002 as announced in the press announcement dated 7 January 2002.

Baroness Jay has confirmed that, at the date of this release:

1. she has no unspent convictions in relation to any indictable offences;
2. she has not been bankrupt or entered into an individual voluntary arrangement;
3. she was not a director with an executive function of any company at the time of or within 12 months preceding any receivership, compulsory liquidation, creditors voluntary liquidation, administration, company voluntary arrangement or any composition or arrangement with that company's creditors generally or with any class of its creditors;
4. she has not been a partner in a partnership at the time of or within 12 months preceding any compulsory liquidation, administration or partnership voluntary arrangement of such partnership;
5. she has not had her assets the subject of any receivership or has been a partner of a partnership at the time of or within 12 months preceding any assets thereof being the subject of a receivership;
6. she has not been subject to any public criticism by any statutory or regulatory authority (including any recognised professional body) nor has ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of a company.

7. Directors' and others' interests:

As at 14 January 2002, the interests of the Director (and persons connected with her within the meaning of section 346 of the Companies Act) in the share capital of BT Group (a) which are required to be notified by each Director to BT Group pursuant to section 324 or section 328 of the Companies Act or (b) are required to be entered in the register referred to in section 325 of the Companies Act or (c) are interests of a connected person of a Director which would, if the connected person were a Director, be required to be disclosed under (a) or (b), and the existence of which is known, or which could, with reasonable diligence, be ascertained by that Director, were as follows:

Margaret A Jay	**Ordinary Shares**
Personal holding	0
Joint account with spouse	0
Spouse	0

The details of those companies and partnerships outside the Group of which the Director has been a director or partner at any time during the five years prior to the date of this announcement are as follows:

Current directorships and partnerships

Independent News and Media (UK)

Independent News and Media (International Advisory Board)

Previous directorships and partnerships	*date of resignation*
Scottish Power plc	May 1997
Carlton Television plc	May 1997

End

Date of Notification: 18 January 2002

Appointment of Non-Executive Director

John Frederick Nelson was appointed to the Board of Directors of BT Group plc on 14 January 2002 as announced in the press announcement dated 7 January 2002.

Mr Nelson has confirmed that, at the date of this release:

1. he has no unspent convictions in relation to any indictable offences;

2. he has not been bankrupt or entered into an individual voluntary arrangement;

3. he was not a director with an executive function of any company at the time of or within 12 months preceding any receivership, compulsory liquidation, creditors voluntary liquidation, administration, company voluntary arrangement or any composition or arrangement with that company's creditors generally or with any class of its creditors;

4. he has not been a partner in a partnership at the time of or within 12 months preceding any compulsory liquidation, administration or partnership voluntary arrangement of such partnership;

5. he has not had his assets the subject of any receivership or has been a partner of a partnership at the time of or within 12 months preceding any assets thereof being the subject of a receivership;

6. he has not been subject to any public criticism by any statutory or regulatory authority (including any recognised professional body) nor has ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of a company.

7. Directors' and others' interests:

As at 14 January 2002, the interests of the Director (and persons connected with him within the meaning of section 346 of the Companies Act) in the share capital of BT Group (a) which are required to be notified by each Director to BT Group pursuant to section 324 or section 328 of the Companies Act or (b) are required to be entered in the register referred to in section 325 of the Companies Act or (c) are interests of a connected person of a Director which would, if the connected person were a Director, be required to be disclosed under (a) or (b), and the existence of which is known, or which could, with reasonable diligence, be ascertained by that Director, were as follows:

John F Nelson interest in Ordinary Shares
Personal holding 0
Joint account with spouse 0
Spouse 0

The details of those companies and partnerships outside the Group of which the Director has been a director or partner at any time during the five years prior to the date of this announcement are as follows:

Current directorships and partnerships
Kingfisher PLC
London Investment Banking Association

Previous directorships
and partnerships

Credit Suisse First Boston (Europe) Limited
date of appointment 18.01.99
date of resignation 31.01.02

Woolwich plc	27.01.98	23.10.00
Lazard Brothers & Co Limited	20.06.86	23.10.98
Lazard S.p.A (incorporated in Italy)	29.10.91	23.10.98
Lazard GmbH (incorporated in Germany)	15.11.89	23.10.98
Lazard Freres & Co (incorporated in USA)	01.05.95	23.10.98
Lazard Partners Limited Partnership (incorporated In USA)	1988	13.10.98
Finton House Educational Trust Limited	05.10.89	14.10.98

End
Date of Notification: 18 January 2002

Appointment of Non-Executive Director
Carl George Symon was appointed to the Board of Directors of BT Group plc on 14 January 2002 as announced in the press announcement dated 7 January 2002.

Mr Symon has confirmed that, at the date of this release:

1.
he has no unspent convictions in relation to any indictable offences;

2.
he has not been bankrupt or entered into an individual voluntary arrangement;

3.
he was not a director with an executive function of any company at the time of or within 12 months preceding any receivership, compulsory liquidation, creditors voluntary liquidation, administration, company voluntary arrangement or any composition or arrangement with that company's creditors generally or with any class of its creditors;

4.
he has not been a partner in a partnership at the time of or within 12 months preceding any compulsory liquidation, administration or partnership voluntary arrangement of such partnership;

5.
he has not had his assets the subject of any receivership or has been a partner of a partnership at the time of or within 12 months preceding any assets thereof being the subject of a receivership;

6.
he has not been subject to any public criticism by any statutory or regulatory authority (including any recognised professional body) nor has ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of a company.

7.
Directors' and others' interests:

As at 14 January 2002, the interests of the Director (and persons connected with him within the meaning of section 346 of the Companies Act) in the share capital of BT Group (a) which are required to be notified by each Director to BT Group pursuant to section 324 or section 328 of the Companies Act or (b) are required to be entered in the register referred to in section 325 of the Companies Act or (c) are interests of a connected person of a Director which would, if the connected person were a Director, be required to be disclosed under (a) or (b), and the existence of which is known, or which could, with reasonable diligence, be ascertained by that Director, were as follows:

Carl Symon interest in Ordinary Shares

Personal holding	3,819
Joint account with spouse	0
Spouse	0

The details of those companies and partnerships outside the Group of which the Director has been a director or partner at any time during the five years prior to the date of this announcement are as follows:

Current directorships and partnerships
Rolls Royce PLC
Metapack Ltd

Previous directorships and partnerships

IBM UK Holdings Limited - resigned - March 2000
IBM UK Limited - resigned - May 2001
IBM Netherlands B.V. - resigned - May 2000

End
Date of Notification: 18 January 2002